SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 27, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

1Q21 Earnings Release

Banco Macro Announces Results for the First Quarter of 2021

Buenos Aires, Argentina, May 27, 2021 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2021 (“1Q21”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2020 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2021.

Summary

• The Bank’s net income totaled Ps.2.2 billion in 1Q21. This result was 39% lower than the result posted in 4Q20 and 77% lower than in 4Q19. In 1Q21, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 5.4% and 1.1%, respectively.

• Operating income (after G&A and personnel expenses) was Ps.18.9 billion in 1Q21, 16% or Ps.2.6 billion higher than in 4Q20 and 19% or Ps.4.5 billion lower than a year ago.

• In 1Q21, Banco Macro’s financing to the private sector decreased 9% or Ps.25.8 billion quarter over quarter (“QoQ”) totaling Ps.259.4 billion and 17% or Ps.54.1. billion year over year (“YoY”).

• In 1Q21, Banco Macro’s total deposits decreased 17% or Ps.94.8 billion QoQ, totaling Ps.457.3 billion and representing 77% of the Bank’s total liabilities. Private sector deposits decrased 14% or Ps.66.9 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.157.4 billion, 37.7% regulatory capital ratio – Basel III and 30.3% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 94% of its total deposits in 1Q21.

• In 1Q21, the efficiency ratio reached 35.7%, improving from the 38.8% posted in 4Q20 and higher than the 31.1% posted a year ago.

• In 1Q21, the Bank’s non-performing to total financing ratio was 0.92% and the coverage ratio reached 387.82%.

1Q21 Earnings Release Conference Call
IR Contacts in Buenos Aires:
Friday, May 28, 2021
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Jorge Scarinci
Chief Financial Officer
To participate, please dial:
Argentina Toll Free:		Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):	Webcast Replay: click here
+1 (844) 450 3847		Phone: (54 11) 5222 6682
Participants International Dial In:	Available from 05/28/2021 through 06/11/2021	E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

1Q21 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

1Q21 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2020 have been restated in accordance with said Communication in order to make a comparison possible.

Results

Earnings per outstanding share were Ps.3.41 in 1Q21, 39% lower than in 4Q20 and 77% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Net income -Parent Company- (M $)	9,604	8,246	6,078	3,587	2,187	-39%	-77%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	0	0	0	-	-	-	-100%
Book value per avg. Outstanding share ($)	266	253	264	262	266	2%	0%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	15.02	12.90	9.51	5.61	3.41	-39%	-77%

EOP FX (Pesos per USD)	64.4697	70.4550	76.1750	84.1450	91.9850	9%	43%
Book value per avg. issued ADS (USD)	41.26	35.91	34.66	31.14	28.92	-7%	-30%
Earnings per avg. outstanding ADS (USD)	2.33	1.83	1.25	0.67	0.37	-44%	-84%

Banco Macro’s 1Q21 net income of Ps.2.2 billion was 39% or Ps.1.4 billion lower than the previous quarter and 77% or Ps.7.4 billion lower YoY. This result represented an annualized ROAE and ROAA of 5.4% and 1.1% respectively.

Net operating income (before G&A and personnel expenses) was Ps.37.2 billion in 1Q21, increasing 5% or Ps.1.8 billion compared to 4Q20. In the quarter the improvement in Net Operating income was due to lower loan loss provisions and higher income from financial instruments at fair value through profit or loss. On a yearly basis Net operating income decreased 10% or Ps.4.1 billion compared due to lower net interest income and lower net fee income.

In 1Q21 Provision for loan losses totaled Ps.2 million, Ps.2.4 billion lower than in 4Q20, given that in previous quarters loan loss provisions were explained by additional provisions made by the Bank based on estimations of the macroeconomic impact of the current Covid-19 pandemic. In this quarter no additional provisions were deemed necessary.

Operating income (after G&A and personnel expenses) was Ps.18.9 billion in 1Q21, 16% or Ps.2.6 billion higher than in 4Q20 and 19% or Ps.4.5 billion lower than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4.5x assets to equity ratio.

1Q21 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Net Interest Income	30,386	27,130	26,607	24,590	23,829	-3%	-22%
Net fee income	6,321	6,293	6,628	6,394	5,928	-7%	-6%
Net Interest Income + Net Fee Income	36,707	33,423	33,235	30,984	29,757	-4%	-19%
Net Income from financial instruments at fair value through P&L	2,348	3,072	3,395	3,708	4,562	23%	94%
Income from assets at amortized cost	1,216	25	77	142	60	-58%	-95%
Differences in quoted prices of gold and foreign currency	760	1,063	1,518	1,437	1,216	-15%	60%
Other operating income	1,568	1,439	1,486	1,572	1,649	5%	5%
Provision for loan losses	1,229	3,171	2,200	2,439	2	-100%	-100%
Net Operating Income	41,369	35,852	37,510	35,405	37,242	5%	-10%
Employee benefits	6,742	7,763	7,795	7,744	7,258	-6%	8%
Administrative expenses	3,815	3,931	4,275	4,402	3,415	-22%	-10%
Depreciation and impairment of assets	1,193	1,246	1,277	1,257	1,288	2%	8%
Other operating expenses	6,167	5,561	5,767	5,636	6,357	13%	3%
Operating Income	23,453	17,351	18,395	16,366	18,924	16%	-19%
Result from associates & joint ventures	29	11	19	-67	23	-134%	-21%
Result from net monetary postion	-8,252	-5,591	-8,357	-12,016	-14,443	20%	75%
Result before taxes from continuing operations	15,230	11,771	10,057	4,283	4,504	5%	-70%
Income tax	5,626	3,525	3,979	696	2,317	233%	-59%
Net income from continuing operations	9,604	8,246	6,078	3,587	2,187	-39%	-77%
		-	-
Net Income of the period	9,604	8,246	6,078	3,587	2,187	-39%	-77%
Net income of the period attributable to parent company	9,604	8,245	6,078	3,587	2,187	-39%	-77%
Net income of the period attributable to minority interest	-	1	-	-	-	-	-
Other Comprehensive Income	-997	1,230	960	-134	588	-	-
Foreign currency translation differences in financial statements conversion	-10	105	65	-25	-97	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-987	1,125	895	-109	685	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,607	9,476	7,038	3,453	2,775	-20%	-68%
Total Comprehensive Income attributable to parent Company	8,607	9,476	7,038	3,453	2,775	-20%	-68%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

The Bank’s 1Q21 net interest income totaled Ps.23.8 billion, 3% or Ps.761 million lower than in 4Q20 and 22% or Ps.6.6 billion lower YoY as a result of different regulations adopted that set caps on lending rates and floors on deposit rates.

In 1Q21 interest income totaled Ps.45.1 billion, 4% or Ps.1.9 billion lower than in 4Q20 and 2% or Ps.1 billion higher than in 1Q20.

Income from interest on loans and other financing totaled Ps.22.3 billion, 1% or Ps.184 million higher compared with the previous quarter. On a yearly basis Income from interest on loans decreased 20% or Ps.5.4 billion.

In 1Q21 income from government and private securities decreased 6% or Ps.1.3 billion QoQ (due to lower income from Government securities) and 31% or Ps.4.9 billion compared with the same period of last year. This result is explained 88% by income from government and private securities through other comprehensive income

(Leliqs and Other government securities) and the remaining 12% is explained by income from sovereign bonds in pesos at amortized cost.

1Q21 Earnings Release

In 1Q21 income from Repos totaled Ps.2.1 billion, 26% or Ps.741 million lower than the previous quarter and 303% or Ps.1.6 billion higher than a year ago.

In 1Q21 FX income totaled Ps.1.2 billion, 15% or Ps.221 million lower than the previous quarter and 60% or Ps.456 million higher than a year ago. FX income gain was due to the 9% argentine peso depreciation against the US dollar, the Bank’s long spot dollar position during the quarter and FX trading results.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	1Q20	4Q20	1Q21	QoQ	YoY

(1) Differences in quoted prices of gold and foreign currency	760	1,437	1,216	-15%	60%
Translation of FX assets and liabilities to Pesos	690	1,210	1,094	-10%	59%
Income from foreign currency exchange	70	227	122	-46%	75%

(2) Net Income from financial assets and liabilities at fair value through P&L	51	7	0	-100%	-100%
Income from investment in derivative financing instruments	51	7	0	-100%	-100%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	811	1,444	1,216	-16%	50%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Interest on Cash and due from Banks	87	19	36	3	3	0%	-97%
Interest from government securities	14,901	13,191	20,914	21,829	20,565	-6%	38%
Interest from private securities	833	469	332	183	103	-44%	-88%
Interest on loans and other financing
To the financial sector	359	338	247	198	168	-15%	-53%
To the public non financial sector	1,208	842	730	557	462	-17%	-62%
Interest on overdrafts	5,379	3,557	1,726	1,551	1,697	9%	-68%
Interest on documents	1,816	1,236	1,002	1,322	1,384	5%	-24%
Interest on mortgages loans	2,564	2,019	1,951	2,586	3,054	18%	19%
Interest on pledged loans	152	130	133	122	111	-9%	-27%
Interest on personal loans	9,498	9,439	8,999	8,989	9,246	3%	-3%
Interest on credit cards loans	3,903	3,087	3,150	2,861	2,715	-5%	-30%
Interest on financial leases	32	15	6	11	22	100%	-31%
Interest on other loans	2,842	3,749	4,390	3,951	3,473	-12%	22%
Interest on Repos
From the BCRA	459	1,984	2,634	2,798	2,078	-26%	353%
Other financial institutions	60	1	12	35	14	-60%	-77%
Total Interest income	44,093	40,076	46,262	46,996	45,095	-4%	2%

Income from Interest on loans	27,753	24,412	22,334	22,148	22,332	1%	-20%

The Bank’s 1Q21 interest expense totaled Ps.21.3 billion, decreasing 5% or Ps.1.1 billion compared to the previous quarter and 55% or Ps.7.6 billion higher compared to 1Q20.

In 1Q21, interest on deposits represented 95% of the Bank’s total interest expense, decreasing 5% or Ps.1 billion QoQ, due to a 7% decrease in the average volume of deposits from the private sector which was partially offset by a 64 b.p. increase in the average rate paid on deposits. On a yearly basis, interest on deposits increased 61% or Ps.7.7 billion.

1Q21 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Deposits
Interest on checking accounts	172	151	532	1,377	727	-47%	323%
Interest on saving accounts	208	167	156	208	231	11%	11%
Interest on time deposits	12,112	11,407	17,796	19,567	19,189	-2%	58%
Interest on other financing from BCRA and financial inst.	31	19	22	40	43	8%	39%
Repos
Other financial institutions	94	27	2	98	55	-44%	-41%
Interest on corporate bonds	406	486	437	419	352	-16%	-13%
Interest on subordinated bonds	654	674	694	686	664	-3%	2%
Interest on other financial liabilities	29	16	16	11	5	-55%	-83%
Total financial expense	13,706	12,947	19,655	22,406	21,266	-5%	55%

Expenses from interest on deposits	12,492	11,725	18,484	21,152	20,147	-5%	61%

In 1Q21, the Bank’s net interest margin (including FX) was 17.4%, higher than the 16.3% posted in 4Q20 and lower than the 25.2% posted in 1Q20.

In 1Q21 Net Interest Margin (excluding FX) was 16.5%, higher than the 15.4% posted in 4Q20 and lower than the 24.6% posted in 1Q20.

In 1Q21 Net Interest Margin (Pesos) was 18.6%, higher than the 17.7% posted in 4Q20 and lower than the 30.3% posted in 1Q20; meanwhile Net Interest Margin (USD) was 2.3%, higher than the 2% posted in 4Q20 and lower than the 3.9% registered in 1Q20.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	1Q20			2Q20			3Q20			4Q20			1Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Loans & Other Financing
Public Sector	8,884	17.8%	54.7%	8,486	15.0%	39.9%	6,319	11.9%	46.0%	4,663	1.7%	47.5%	3,720	-1.4%	50.4%
Financial Sector	3,021	11.4%	46.3%	3,202	17.0%	42.3%	2,423	7.6%	40.4%	2,114	-5.4%	37.3%	1,988	-12.0%	34.3%
Private Sector	240,580	7.1%	40.7%	251,194	10.9%	34.9%	253,533	0.9%	31.6%	252,925	-9.2%	31.7%	240,643	-11.8%	34.6%
Other debt securities
Central Bank Securities (Leliqs)	103,129	10.9%	45.7%	114,875	13.1%	37.5%	153,058	5.4%	37.5%	135,986	-5.5%	37.1%	136,403	-9.9%	37.5%
Government & Private Securities	28,765	18.7%	55.9%	38,646	7.4%	30.6%	90,758	-0.6%	29.7%	113,258	-8.5%	32.7%	90,358	-10.8%	36.1%
Repos	4,761	9.5%	43.8%	46,225	-3.5%	17.3%	54,992	-8.7%	19.1%	33,501	-7.9%	33.6%	23,441	-10.7%	36.2%
Total interest-earning assets	389,140	9.3%	43.6%	462,628	9.9%	33.6%	561,083	1.1%	31.9%	542,447	-7.9%	33.6%	496,553	-10.9%	35.9%

Non interest-earning assets	128,690			138,881			87,812			102,351			102,333
Total Average Assets	517,830			601,509			648,895			644,798			598,886

Interest-bearing liabilities
Deposits
Public Sector	16,548	-4.5%	25.4%	24,769	-0.3%	21.3%	65,565	-4.3%	24.8%	63,278	-12.0%	27.6%	36,906	-14.9%	29.8%
Private Sector	202,270	-6.9%	22.3%	242,266	-3.8%	17.0%	281,971	-7.9%	20.2%	281,519	-14.8%	23.6%	278,584	-17.9%	25.3%
BCRA and other financial institutions	490	-3.9%	26.3%	537	-4.2%	16.5%	513	-8.5%	19.4%	617	-12.4%	27.1%	674	-16.7%	27.1%
Corporate bonds	7,781	-7.9%	21.0%	6,547	6.8%	29.9%	6,241	-2.0%	27.9%	5,674	-10.8%	29.4%	5,077	-16.0%	28.1%
Repos	1,641	-6.4%	23.0%	1,180	-10.2%	9.2%	62	-13.5%	12.8%	1,284	-10.1%	30.4%	712	-13.9%	31.3%
Total int.-bearing liabilities	228,730	-6.8%	22.5%	275,299	-3.2%	17.7%	354,352	-7.2%	21.1%	352,372	-14.2%	24.5%	321,953	-17.5%	25.9%

Total non int.-bearing liabilities	133,295			174,956			186,900			188,514			169,770

Total Average Liabilities	362,025			450,255			541,252			540,886			491,723

Assets Performance		42,146			38,609			45,015			45,784			43,899
Liabilities Performance		12,811			12,098			18,838			21,665			20,563
Net Interest Income		29,335			26,511			26,177			24,119			23,336
Total interest-earning assets		389,140			462,628			561,083			542,447			496,553
Net Interest Margin (NIM)		30.3%			23.0%			18.6%			17.7%			18.6%

1Q21 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	1Q20			2Q20			3Q20			4Q20			1Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Cash and Deposits in Banks	43,924	0.3%	0.8%	54,712	13.0%	0.1%	56,083	1.7%	0.3%	57,364	-2.4%	0.0%	58,856	-9.7%	0.0%
Loans & Other Financing
Public Sector	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Financial Sector	656	6.2%	6.7%	86	18.2%	4.7%	70	7.2%	5.7%	30	0.0%	0.0%	23	0.0%	0.0%
Private Sector	60,082	11.6%	12.2%	49,425	26.1%	11.7%	31,283	16.8%	15.2%	27,357	14.8%	17.6%	24,165	8.1%	19.7%
Other debt securities
Government & Private Securities	3,992	1.7%	2.2%	5,592	13.5%	0.5%	5,763	2.5%	1.1%	6,738	0.0%	0.0%	5,657	-8.5%	1.3%
Total interest-earning assets	108,654	6.7%	7.2%	109,815	19.0%	5.4%	93,199	6.8%	5.3%	91,489	2.8%	5.3%	88,701	-4.7%	5.5%

Non interest-earning assets	62,266			56,702			116,985			106,277			112,020
Total Average Assets	170,920			166,517			210,184			197,766			200,721

Interest-bearing liabilities
Deposits
Public Sector	2,822	0.6%	1.1%	1,784	13.9%	0.9%	976	1.8%	0.4%	928	-2.0%	0.4%	1,454	-9.4%	0.3%
Private Sector	80,659	0.5%	1.0%	64,597	14.1%	1.0%	63,309	2.1%	0.7%	53,812	-2.1%	0.3%	56,399	-9.5%	0.2%
BCRA and other financial institutions	1,814	5.7%	6.2%	813	20.7%	6.9%	643	7.1%	5.6%	636	2.5%	5.0%	385	-5.9%	4.2%
Subordinated bonds	36,861	6.6%	7.1%	37,992	20.9%	7.1%	38,742	8.6%	7.1%	38,241	4.6%	7.1%	37,901	-3.3%	7.1%
Total int.-bearing liabilities	122,156	2.4%	2.9%	105,186	16.5%	3.2%	103,670	4.6%	3.1%	93,617	0.7%	3.1%	96,139	-7.0%	3.0%

Total non int.-bearing liabilities	39,306			50,491			49,310			45,910			46,334

Total Average liabilities	161,462			155,677			152,980			139,527			142,473

Assets Performance		1,947			1,467			1,247			1,212			1,196
Liabilities Performance		895			849			817			741			703
Net Interest Income		1,052			618			430			471			493
Total interest-earning assets		108,654			109,815			93,199			91,489			88,701
Net Interest Margin (NIM)		3.9%			2.3%			1.8%			2.0%			2.3%

In 1Q21 Banco Macro’s net fee income totaled Ps.5.9 billion, 7% or Ps.466 million lower than in 4Q20 and 6% or Ps.393 million lower than the same period of last year.

In the quarter, fee income totaled Ps.6.5 billion, 7% or Ps.472 million lower than in 4Q20. Fees charged on credit cards decreased 19% QoQ and were partially offset by increases in AFIP & Collection services (8%) and ATM fees (3%). On a yearly basis, fee income decreased 6% or Ps.415 million.

In the quarter, total fee expense decreased 1% or Ps.7 million. On a yearly basis, fee expenses decreased 4% or Ps.22 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Fees charged on deposit accounts	2,535	2,594	2,795	2,500	2,455	-2%	-3%
Credit card fees	1,533	1,393	1,448	1,496	1,205	-19%	-21%
Corporate services fees	768	578	693	697	690	-1%	-10%
ATM transactions fees	578	559	644	637	655	3%	13%
Insurance fees	440	452	452	463	431	-7%	-2%
Debit card fees	360	406	438	467	427	-9%	19%
Financial agent fees (Provinces)	341	348	351	381	352	-8%	3%
Credit related fees	216	285	165	155	147	-5%	-32%
Mutual funds & securities fees	121	137	189	168	129	-23%	7%
AFIP & Collection services	34	21	25	25	27	8%	-21%
ANSES fees	16	16	15	13	10	-23%	-38%
Total fee income	6,943	6,790	7,215	7,000	6,528	-7%	-6%

Total fee expense	622	496	587	607	600	-1%	-4%

Net fee income	6,321	6,294	6,628	6,393	5,928	-7%	-6%

In 1Q21 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.4.6 billion gain, 23% or Ps.854 million higher than the previous quarter. This gain is mostly related to higher income from Government Securities and investment in equity instruments (mainly the mark to market of our PRISMA stake).

On a yearly basis Net income from financial assets and liabilities at fair value through profit or loss increased 94% or Ps.2.2 billion.

1Q21 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Profit or loss from government securities	1,896	2,729	3,259	3,498	4,042	16%	113%
Profit or loss from private securities	323	138	344	153	162	6%	-50%
Profit or loss from investment in derivative financing instruments	51	26	2	7	0	-100%	-100%
Profit or loss from other financial assets	-8	15	-5	0	-10	-	-
Profit or loss from investment in equity instruments	129	111	-134	-50	398	-	209%
Profit or loss from the sale of financial assets at fair value	-43	53	-71	100	-30	-	-
Income from financial assets at fair value through profit or loss	2,348	3,072	3,395	3,708	4,562	23%	94%

Profit or loss from derivative financing instruments	0	0	0	0	0	-	-
Income from financial liabilities at fair value through profit or loss	0	0	0	0	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	2,348	3,072	3,395	3,708	4,562	23%	94%

In the quarter Other Operating Income totaled Ps.1.6 billion, 5% or Ps.77 million higher than in 4Q20. On a yearly basis Other Operating Income increased 5% or Ps.81 million.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Credit and debit cards	35	23	35	45	52	16%	49%
Lease of safe deposit boxes	191	224	244	222	206	-7%	8%
Other service related fees	688	491	548	386	420	9%	-39%
Other adjustments and interest from other receivables	288	232	236	260	270	4%	-6%
Initial recognition of loans	0	24	-15	-9	3	-	-
Sale of property, plant and equipment	0	1	6	2	2	0%	-
Others	366	444	432	666	696	5%	90%
Other Operating Income	1,568	1,439	1,486	1,572	1,649	5%	5%

In 1Q21 Banco Macro’s administrative expenses plus employee benefits totaled Ps.10.7 billion, 12% or Ps.1.5 billion lower than the previous quarter, due to lower administrative expenses (-22%) and employee benefits. On a yearly basis administrative expenses plus employee benefits decreased 1% or Ps.116 million.

Employee benefits decreased 6% or Ps.486 million QoQ. On a yearly basis Employee benefits increased 8% or Ps.516 million.

In 1Q21 administrative expenses decreased 22% or Ps.1 billion, due to lower Directors and statutory auditors fees (85% or Ps.577 million), lower advertising and publicity fees (71% or Ps.141 million) and lower maintenance and conservation fees (20% or Ps.145 million).

In 1Q21, the efficiency ratio reached 35.7%, improving from the 38.8% posted in 4Q20 and higher than the 31.1% posted a year ago. In 1Q21 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 11%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 3% compared to 4Q20.

1Q21 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Employee benefits	6,742	7,763	7,795	7,744	7,258	-6%	8%
Remunerations	4,968	5,869	5,805	5,584	5,232	-6%	5%
Social Security Contributions	1,104	1,306	1,288	1,286	1,178	-8%	7%
Compensation and bonuses	521	466	518	699	691	-1%	33%
Employee services	149	122	184	175	157	-10%	5%
Administrative Expenses	3,815	3,931	4,275	4,402	3,415	-22%	-10%
Taxes	549	492	509	544	541	-1%	-1%
Maintenance, conservation fees	578	621	638	727	582	-20%	1%
Directors & statutory auditors fees	433	387	332	682	105	-85%	-76%
Security services	419	406	389	384	377	-2%	-10%
Electricity & Communications	444	443	429	412	399	-3%	-10%
Other professional fees	262	243	258	240	254	6%	-3%
Rental agreements	33	37	12	21	31	48%	-6%
Advertising & publicity	82	112	94	199	58	-71%	-29%
Personnel allowances	48	30	31	37	29	-22%	-40%
Stationary & Office Supplies	28	25	27	24	20	-17%	-29%
Insurance	37	51	54	52	46	-12%	24%
Hired administrative services	1	1	2	0	2	-	100%
Other	901	1,083	1,500	1,080	971	-10%	8%
Total Administrative Expenses	10,557	11,694	12,070	12,146	10,673	-12%	1%

Total Employees	8,732	8,706	8,651	8,561	8,459
Branches	463	463	463	463	463
Efficiency ratio	31.1%	36.3%	36.8%	38.8%	35.7%

Accumulated efficiency ratio	50.7%	43.6%	40.2%	45.9%	35.7%

In 1Q21, Other Operating Expenses totaled Ps.6.4 billion, increasing 13% or Ps.721 million QoQ, due to higher Turnover Tax (19% or Ps.556 million). On a yearly basis Other Operating Expenses increased 3% or Ps.190 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Turnover Tax	3,487	3,151	3,135	2,940	3,496	19%	0%
Other provision charges	428	265	329	244	399	64%	-7%
Deposit Guarantee Fund Contributions	173	194	232	237	225	-5%	30%
Donations	154	31	1	5	1	-80%	-99%
Insurance claims	21	22	16	12	11	-8%	-48%
Initial loan recognition	4	-4	0	54	0	-100%	-100%
Others	1,900	1,902	2,054	2,144	2,225	4%	17%
Other Operating Expenses	6,167	5,561	5,767	5,636	6,357	13%	3%

In 1Q21 the result from the net monetary position totaled a Ps.14.4 billion loss, 20% or Ps.2.4 billion lower than the loss posted in 4Q20. On a yearly basis the loss related to the net monetary position increased 75% or Ps.62 billion. This is the first quarter in which the result from net monetary position is shown pursuant to Communication “A” 7211 of the Central Bank of Argentina in which the inflation adjustment on our Leliqs and other government securities holdings is included (previously shown in Net Income from financial instruments at fair value through P&L). Previous quarters of 2020 have been restated in accordance with Communication “A” 7211 in order to make a comparison possible. Also higher inflation was observed during the quarter (163 b.p. above 4Q20 level, up from 11.33% to 12.95%) generating a negative result.

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Operating Result (exc. Loss from net monetary position)	23,453	17,351	18,395	16,366	18,924	16%	-19%
Result from net monetary position (i.e. inflation adjustment)	-8,252	-5,591	-8,357	-12,016	-14,443	20%	75%
Operating Result (Inc. Loss from net monetary position)	15,201	11,760	10,038	4,350	4,481	3%	-71%

1Q21 Earnings Release

In 1Q21 Banco Macro's effective income tax rate was 51.4%, higher than the 16.3% effective tax rate of 4Q20 and the 36.9% registered one year ago. For more information see note 15 to our Financial Statements.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.259.4 billion, decreasing 9% or Ps.25.8 billion QoQ and 17% or Ps.54.1 billion YoY as a consequence of the economic recession that affected Argentina during 2020.

Commercial loans decreased 13% or Ps.17.9 billion, among which Others stand out (mostly loans extended to SMEs at 24% interest rate as part of the Covid-19 relief package)

Consumer lending decreased 5% or Ps.7.6 billion. Credit card loans decreased 9%, returning to average levels of the beginning of 2020.

Within private sector financing, peso financing decreased 9% or Ps.23.9 billion, while US dollar financing decreased 15% or USD 47 million.

As of 1Q21, Banco Macro´s market share over private sector loans was 7.3%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Overdrafts	45,877	27,715	21,615	19,287	14,513	-25%	-68%
Discounted documents	32,677	29,579	26,861	29,562	26,808	-9%	-18%
Mortgage loans	18,202	17,557	17,167	15,230	14,110	-7%	-22%
Pledged loans	5,311	4,994	4,550	3,681	3,318	-10%	-38%
Personal loans	82,165	78,197	76,215	75,786	74,828	-1%	-9%
Credit Card loans	63,174	61,542	66,165	72,150	65,488	-9%	4%
Others	39,775	51,892	55,453	44,515	36,029	-19%	-9%
Interest	22,332	22,810	21,830	22,321	21,927	-2%	-2%
Total loan portfolio	309,513	294,286	289,856	282,532	257,021	-9%	-17%

Total loans in Pesos	253,823	255,461	261,677	257,384	233,646	-9%	-8%

Total loans in USD	55,690	38,825	28,179	25,148	23,375	-7%	-58%
Financial trusts	2,357	1,133	457	643	294	-54%	-88%
Leasing	280	210	168	134	124	-7%	-56%
Others	1,367	1,317	1,563	1,850	1,933	4%	41%
Total other financing	4,004	2,660	2,188	2,627	2,351	-11%	-41%

Total other financing in Pesos	2,628	1,293	1,004	1,462	1,266	-13%	-52%

Total other financing in USD	1,376	1,367	1,184	1,165	1,085	-7%	-21%

Total financing to the private sector	313,517	296,946	292,044	285,159	259,372	-9%	-17%

EOP FX (Pesos per USD)	64.4697	70.4550	76.1750	84.1450	91.9850	9%	43%

USD financing / Financing to the private sector	18%	14%	10%	9%	9%

1Q21 Earnings Release

Public Sector Assets

In 1Q21, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 16.9%, lower than the 17.5% registered in the previous quarter, and higher than the 5% posted in 1Q20.

In 1Q21, a 16% or Ps.23.5 billion decrease in Leliqs and a 15% or Ps.21.7 billion decrease in Government Securities stand out. Since 2Q20 the Bank decided to invest in CER adjustable and Badlar bonds.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Leliqs	101,911	142,696	158,988	145,343	121,861	-16%	20%
Other	30,032	70,370	157,738	147,947	126,276	-15%	320%
Government securities	131,943	213,066	316,726	293,290	248,137	-15%	88%
Provincial loans	5,766	8,562	4,890	3,889	3,138	-19%	-46%
Loans	5,766	8,562	4,890	3,889	3,138	-19%	-46%
Purchase of government bonds	173	176	175	173	166	-4%	-4%
Other receivables	173	176	175	173	166	-4%	-4%

TOTAL PUBLIC SECTOR ASSETS	137,882	221,804	321,791	297,352	251,441	-15%	82%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	35,971	79,108	162,803	152,009	129,580	-15%	260%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	5.0%	9.3%	17.7%	17.5%	16.9%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.457.3 billion in 1Q21, decreasing 17% or Ps.94.8 billion QoQ and a 3% or Ps.13.2 billion decrease YoY and representing 77% of the Bank’s total liabilities.

On a quarterly basis, both public and private sector deposits decreased with a 33% or Ps.27.3 billion decrease and a 14% or Ps.66.9 billion decrease respectively.

The decrease in private sector deposits was led by demand deposits, which decreased 16% or Ps.37.3 billion, while time deposits decreased 13% or Ps.29.7 billion QoQ.

Within private sector deposits, peso deposits decreased 19% or Ps.90.6 billion, while US dollar deposits decreased 13% or USD 134 million.

As of 1Q21, Banco Macro´s market share over private sector deposits was 5.6%.

1Q21 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Public sector	38,957	80,776	132,834	83,094	55,361	-33%	42%

Financial sector	415	473	555	787	694	-12%	67%

Private sector	404,715	468,387	486,179	468,167	401,232	-14%	-1%
Checking accounts	76,581	96,652	90,169	73,872	69,534	-6%	-9%
Savings accounts	136,160	143,842	135,494	156,500	122,929	-21%	-10%
Time deposits	181,598	215,501	250,459	229,258	199,544	-13%	10%
Other	10,376	12,392	10,057	8,537	9,225	8%	-11%
Total	444,087	549,636	619,568	552,048	457,287	-17%	3%

Pesos	332,961	445,537	520,532	464,961	374,407	-19%	12%
Foreign Currency (Pesos)	111,126	104,099	99,036	87,087	82,880	-5%	-25%

EOP FX (Pesos per USD)	64.4697	70.4550	76.1750	84.1450	91.9850	9%	43%
Foreign Currency (USD)	1,724	1,478	1,300	1,035	901	-13%	-48%

USD Deposits / Total Deposits	25%	19%	16%	16%	18%

Banco Macro’s transactional deposits represent approximately 49% of its total deposit base as of 1Q21. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 1Q21, the total amount of other sources of funds increased 1% or Ps.1.8 billion compared to 4Q20. On a yearly basis other sources of funds decreased 1% or Ps.2.4 billion. In 1Q21 Shareholder’s Equity increased 2% or Ps.2.8 billion; also in the quarter subordinated corporate bonds decreased 2% or Ps.594 million while non subordinated corporate bonds decreased 9% or Ps.511 million.

It should be noted that the Shareholders’ meeting held on April 30, 2021 approved a Ps.10 billion dividend. This amount will be deducted from reserved earnings and therefore subtracted from Shareholders’ Equity during 2Q21.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Central Bank of Argentina	23	25	24	23	20	-13%	-13%
Banks and international institutions	741	744	505	401	521	30%	-30%
Financing received from Argentine financial institutions	468	678	335	614	608	-1%	30%
Subordinated corporate bonds	37,953	38,787	39,648	38,743	38,149	-2%	1%
Corporate bonds	7,793	6,564	6,311	5,565	5,054	-9%	-35%
Shareholders' equity	169,851	161,365	168,403	167,259	170,035	2%	0%
Total other source of funds	216,829	208,163	215,226	212,605	214,387	1%	-1%

Liquid Assets

In 1Q21, the Bank’s liquid assets amounted to Ps.427.6 billion, showing a 14% or Ps.70 billion decrease QoQ, and a 33% or Ps.105.9 billion increase on a yearly basis.

In 1Q21, Net Repos decreased 71% or Ps.30.4 billion while LELIQs own portfolio decreased 16% or Ps.23.5 billion and Other government securities decreased 15% or Ps.21.3 billion.

In 1Q21 Banco Macro’s liquid assets to total deposits ratio reached 94%.

1Q21 Earnings Release

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Cash	175,915	140,648	142,011	146,802	153,515	5%	-13%
Guarantees for compensating chambers	12,409	15,273	13,743	13,600	11,952	-12%	-4%
Call	856	0	189	56	1,100	1864%	29%
Leliq own portfolio	101,911	142,696	158,988	145,343	121,861	-16%	20%
Net Repos	585	91,336	67,867	43,829	12,890	-71%	2103%
Other government & private securities	30,032	70,370	157,738	147,947	126,276	-15%	320%
Total	321,708	460,323	540,536	497,577	427,594	-14%	33%

Liquid assets to total deposits	72%	84%	87%	90%	94%

Solvency

Banco Macro continued showing high solvency levels in 1Q21 with an integrated capital (RPC) of Ps.201 billion over a total capital requirement of Ps.43.5 billion. Banco Macro’s excess capital in 1Q21 was 362% or Ps.157.4 billion. Since the beginning of 2020 and due to inflation adjustments Equity has increased significantly leading to higher solvency levels (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 37.7% in 1Q21; TIER1 Ratio stood at 30.3%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Credit risk requirement	23,808	24,046	23,972	28,025	29,047	4%	22%
Market risk requirement	694	1,122	1,172	1,556	1,538	-1%	121%
Operational risk requirement	8,606	9,493	10,604	11,777	12,934	10%	50%
Total capital requirements	33,108	34,660	35,749	41,358	43,519	5%	31%

Ordinary Capital Level 1 (COn1)	115,532	116,048	131,531	146,350	171,410	17%	48%
Deductible concepts Level 1 (COn1)	-12,442	-10,011	-11,768	-9,150	-9,889	8%	-21%
Capital Level 2 (COn2)	26,427	30,427	32,854	36,248	39,442	9%	49%
Integrated capital - RPC (i)	129,517	136,464	152,618	173,449	200,964	16%	55%

Excess capital	96,409	101,804	116,869	132,091	157,445	19%	63%

Risk-weighted assets - RWA (ii)	405,179	424,501	438,129	506,766	533,407	5%	32%

Regulatory Capital ratio [(i)/(ii)]	32.0%	32.1%	34.8%	34.2%	37.7%

Ratio TIER 1 [Capital Level 1/RWA]	25.4%	25.0%	27.3%	27.1%	30.3%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

1Q21 Earnings Release

Asset Quality

In 1Q21, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 0.92%, up from 0.78% in 4Q20, and down from the 1.14% posted in 1Q20.

Consumer portfolio non-performing loans increased 16b.p. (up to 0.89% from 0.73%) while Commercial portfolio non-performing loans increased 10b.p. in 4Q20 (up to 1% from 0.9%).

Consumer portfolio non-performing loans ratio continues to be positively impacted by recent measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan is considered as non performing and the possibility to refinance outstanding credit card balances.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached to 387.82% in 1Q21. Write-offs over total loans totaled 0.36%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Commercial portfolio	141,728	110,633	95,611	86,356	75,912	-12%	-46%
Non-performing	1,930	1,709	1,484	779	757	-3%	-61%
Consumer portfolio	192,468	212,917	218,424	219,074	201,700	-8%	5%
Non-performing	2,618	3,203	2,096	1,592	1,795	13%	-31%
Total portfolio	334,196	323,550	314,035	305,430	277,612	-9%	-17%
Non-performing	4,548	4,911	3,580	2,370	2,552	8%	-44%
Commercial non-perfoming ratio	1.36%	1.54%	1.55%	0.90%	1.00%
Consumer non-perfoming ratio	1.36%	1.50%	0.96%	0.73%	0.89%

Total non-performing/ Total portfolio	1.36%	1.52%	1.14%	0.78%	0.92%

Total allowances	7,890	10,345	10,846	11,359	9,897	-13%	25%
Coverage ratio w/allowances	173.48%	210.65%	302.96%	479.28%	387.82%
Write Offs	745	686	793	1,122	993	-12%	33%
Write Offs/ Total portfolio	0.22%	0.21%	0.25%	0.37%	0.36%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2020 20-F)

1Q21 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

CER adjustable ASSETS

Government Securities	3,687	26,514	55,592	57,827	71,288	23%	1833%

Loans (*)	22,456	22,219	21,700	21,059	20,666	-2%	-8%
Private sector loans	9,974	9,294	8,732	7,921	7,201	-9%	-28%
Mortgage loans (UVA adjusted)	12,478	12,921	12,963	13,130	13,457	2%	8%
Other loans	4	4	5	8	8	0%	100%
Total CER adjustable assets	26,143	48,733	77,292	78,886	91,954	17%	252%

CER adjustable LIABILITIES
Deposits (*)	1,598	3,029	1,201	1,558	3,618	132%	126%
UVA Unemployment fund	882	818	873	875	916	5%	4%
Total CER adjustable liabilities	2,480	3,847	2,074	2,433	4,534	86%	83%

NET CER EXPOSURE	23,663	44,886	75,218	76,453	87,420	14%	269%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Cash and deposits in Banks	97,819	108,272	116,128	119,414	117,240	-2%	20%
Cash	6,406	5,892	9,705	11,075	7,921	-28%	24%
Central Bank of Argentina	44,420	46,926	73,212	46,732	55,301	18%	24%
Other financial institutions local and abroad	46,987	55,448	33,206	61,601	54,012	-12%	15%
Others	6	6	6	6	6	0%	0%
Net Income from financial instruments at fair value through P&L	200	45	5	7	38	443%	-81%
Other financial assets	5,799	5,554	5,745	5,622	5,651	1%	-3%
Loans and other financing	56,960	40,109	29,382	26,308	24,453	-7%	-57%
Other financial institutions	101	80	49	24	24	0%	-76%
Non financial private sector & foreign residents	56,858	40,028	29,332	26,284	24,429	-7%	-57%
Other debt securities	5,301	5,796	5,695	6,653	3,936	-41%	-26%
Guarantees received	2,981	2,899	1,982	2,058	1,806	-12%	-39%
Investment in equity instruments	9	10	11	13	12	-8%	33%
Total Assets	169,069	162,685	158,948	160,076	153,137	-4%	-9%
Deposits	111,126	104,099	99,036	87,087	82,880	-5%	-25%
Non financial public sector	4,457	4,572	3,189	4,742	4,089	-14%	-8%
Financial sector	351	364	495	648	634	-2%	81%
Non financial private sector & foreign residents	106,318	99,163	95,352	81,697	78,157	-4%	-26%
Other liabilities from financial intermediation	8,282	7,377	7,153	20,839	18,455	-11%	123%
Financing from the Central Bank and other fin. Inst	981	961	679	530	604	14%	-38%
Subordinated corporate bonds	37,953	38,787	39,648	38,743	38,149	-2%	1%
Other non financial liabilities	44	81	70	23	26	13%	-41%
Total Liabilities	158,386	151,306	146,586	147,222	140,114	-5%	-12%

NET FX POSITION (Pesos)	10,683	11,379	12,362	12,854	13,023	1%	22%
EOP FX (Pesos per USD)	64.4697	70.4550	76.1750	84.1450	91.9850	9%	43%
NET FX POSITION (USD)	166	162	162	153	142	-7%	-15%

1Q21 Earnings Release

Relevant and Recent Events

•	Interest and Principal Payment of Class C Peso denominated Notes. In April 2021, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.223,752,035.96 and principal in the amount of Ps.2,413,000,000.

•	Interest Payment Class A Subordinated Notes. In May 2021, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,500,000.

•	Interest Payment Class B Peso denominated Notes. In May 2021, the Bank paid semiannual interest on Class B Peso denominated notes in the amount of Ps.252,804,212.

•	General and Extraordinary Shareholders’ meeting. The Shareholders’ Meeting held on April 30, 2021, resolved to distribute as dividend to the shareholders the amount of up to Ps.10,000,425,701.12, a cash dividend or dividend in kind, in this case valued at market price, or in any combination of both alternatives, which represents AR$15.64 per share, and delegated to the Board the powers to determine how, when and under what terms shall such dividend be made available thereof to the shareholders in proportion to their respective shareholdings. The effective distribution of the dividends as approved on the date hereof is subject to BCRA’s authorization. Pursuant to the provisions of Communication “A”7181 issued by the BCRA, the distribution of profits by financial entities is suspended until June 30,2021. As to the total amount of dividends to be distributed, please be advised that it is subject to a 7% withholding rate according to section 97 of the abovementioned Income Tax Law, as amended and restated in 2019.

•	Covid-19: In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity. Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until June 7, 2020. Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, the distribution of dividends of the finance institutions was suspended until June 30, 2020. In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted. In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website. The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them. Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately; depend on the extent an duration of the health emergency and the success of the measures taken.

1Q21 Earnings Release

Regulatory Changes

•	Inflation Adjustment (Other Comprehensive Income) In January 2021 through Communication “A” 7221 with starting in fiscal year 2021, the monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI), must be recorded in results for the period/fiscal year. Consequently, the unallocated results must be adjusted and recorded in the account "Adjustments to results from previous years" at the beginning of fiscal year 2021, in order to incorporate the accumulated monetary results of the aforementioned items as of that date that will be recorded in OCI. All the comparative information for the next periods/fiscal years must consider this change in the exposure criteria.

•	Mandatory Lending SMEs. The Central Bank establishes the extension of Productive Investment Financing lines (until September 30, 2021 for the 2021 quota). It also requires financial institutions to assign an official accountable for the enforcement of this credit line and to report to the Superintendence of Financial and Exchange Institutions within 10 calendar days since the issuance of this regulation.

•	Minimum Reserve Requirements. Universal Free Accounts. In May 2021, through Communication “A” 7254, the Central Bank established the reduction of the average minimum reserve requirement in pesos for financial institutions that implement the remote and on-site opening of Universal Free Accounts, based on

o	Financing granted as of April 1, 2021 to individuals and SMEs that are not reported by financial institutions in the “Financial system debtor database” (CENDEU).

o	The growth rate in the use of electronic means through sight accounts whose beneficiaries are individuals.

o	The evolution of documents issued through electronic means (ECHEQ) and electronic credit invoices (FCE).

o	Operability of ATMs

•	Debtor Classification. In March 2021, through Communication “A” 7245 the Central Bank of Argentina established a gradual transition in the criteria of debtor classification for clients who decided to delay installment payments (up to March 2021, with no further extensions). For this matter, financial institutions will have to extend late-payment periods to classify their debtors in stages 1, 2 and 3, both for commercial and retail portfolios, as follows

o	i) until March 31, 2021, in 60 days

o	ii) until May 31, 2021, in 30 days

o	iii) as of June 1, 2021, they will have to classify debtors pursuant to general criteria for non-performing loans

1Q21 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

ASSETS
Cash and deposits in Banks	175,915	140,648	142,011	146,802	153,515	5%	-13%
Cash	26,472	21,499	25,340	28,716	23,651	-18%	-11%
Central Bank of Argentina	102,449	63,582	83,454	56,471	75,836	34%	-26%
Other local & foreign entities	46,989	55,561	33,211	61,610	54,023	-12%	15%
Other	5	6	6	5	5	0%	0%
Debt securities at fair value through profit & loss	2,422	16,944	20,807	62,104	38,381	-38%	1485%
Derivatives	59	23	17	8	-	-100%	-100%
Repo Transactions	585	93,062	67,867	44,528	12,890	-71%	2103%
Other financial assets	17,394	15,179	19,577	21,333	17,467	-18%	0%
Loans & other receivables	321,117	307,555	298,874	290,658	265,031	-9%	-17%
Non Financial Public Sector	5,997	8,783	5,041	4,083	3,290	-19%	-45%
Financial Sector	3,960	2,959	2,246	2,059	2,663	29%	-33%
Non Financial private sector and foreign	311,160	295,813	291,587	284,516	259,078	-9%	-17%
Other debt securities	138,772	201,922	302,105	236,211	212,608	-10%	53%
Financial assets in guarantee	14,265	18,845	15,377	16,144	13,742	-15%	-4%
Investments in equity instruments	2,259	2,180	2,045	1,878	2,056	9%	-9%
Investments in other companies (subsidiaries and joint ventures)	240	202	228	230	247	7%	3%
Property, plant and equipment	39,315	38,943	38,856	38,821	38,866	0%	-1%
Intangible assets	5,630	5,582	5,573	5,765	5,818	1%	3%
Deferred income tax assets	82	88	89	71	56	-21%	-32%
Other non financial assets	2,084	2,633	2,611	2,522	2,567	2%	23%
Non-current assets held for sale	2,780	2,762	2,826	2,551	2,549	0%	-8%
TOTAL ASSETS	722,919	846,568	918,863	869,626	765,793	-12%	6%

LIABILITIES
Deposits	444,087	549,636	619,568	552,048	457,287	-17%	3%
Non Financial Public Sector	38,957	80,776	132,834	83,094	55,361	-33%	42%
Financial Sector	415	473	555	787	694	-12%	67%
Non Financial private sector and foreign	404,715	468,387	486,179	468,167	401,232	-14%	-1%
Derivatives	229	-	-	-	-	-	-100%
Repo Transactions	-	1,726	-	699	-	-100%	0%
Other financial liabilities	33,501	38,977	36,008	55,591	49,875	-10%	49%
Financing received from Central Bank and Other Financial Institutions	1,234	1,448	865	1,038	1,149	11%	-7%
Issued Corporate Bonds	7,793	6,564	6,311	5,565	5,054	-9%	-35%
Current income tax liabilities	14,680	10,138	12,526	5,812	4,730	-19%	-68%
Subordinated corporate bonds	37,953	38,787	39,648	38,743	38,149	-2%	1%
Provisions	2,265	2,185	2,044	1,473	1,392	-5%	-39%
Deferred income tax liabilities	5	4,962	3,187	7,106	8,095	14%	161800%
Other non financial liabilities	11,319	30,778	30,301	34,289	30,025	-12%	165%
TOTAL LIABILITIES	553,066	685,201	750,458	702,364	595,756	-15%	8%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	58,523	58,523	58,523	58,523	58,523	0%	0%
Reserves	84,462	128,636	128,636	124,041	124,041	0%	47%
Retained earnings	4,980	-57,157	-57,157	-57,157	-29,643	-48%	-695%
Other accumulated comprehensive income	-787	444	1,403	1,269	1,858	46%	-
Net income for the period / fiscal year	9,604	17,850	23,929	27,514	2,187	-92%	-77%
Shareholders' Equity attributable to parent company	169,851	161,365	168,403	167,259	170,035	2%	0%

Shareholders' Equity attributable to non controlling interest	2	2	2	3	2	-33%	0%
TOTAL SHAREHOLDERS' EQUITY	169,853	161,367	168,405	167,262	170,037	2%	0%

1Q21 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	1Q21	QoQ	YoY

Interest Income	44,093	40,076	46,262	46,996	45,095	-4%	2%
Interest Expense	13,706	12,947	19,655	22,406	21,266	-5%	55%
Net Interest Income	30,386	27,130	26,607	24,590	23,829	-3%	-22%
Fee income	6,943	6,790	7,215	7,000	6,528	-7%	-6%
Fee expense	622	496	587	607	600	-1%	-4%
Net Fee Income	6,321	6,293	6,628	6,394	5,928	-7%	-6%
Subtotal (Net Interest Income + Net Fee Income)	36,707	33,423	33,235	30,984	29,757	-4%	-19%
Net Income from financial instruments at Fair Value Through Profit & Loss	2,348	3,072	3,395	3,708	4,562	23%	94%
Result from assets at amortised cost	1,216	25	77	142	60	-58%	-95%
Difference in quoted prices of gold and foreign currency	760	1,063	1,518	1,437	1,216	-15%	60%
Other operating income	1,568	1,439	1,486	1,572	1,649	5%	5%
Provision for loan losses	1,229	3,171	2,200	2,439	2	-100%	-100%
Net Operating Income	41,369	35,852	37,510	35,405	37,242	5%	-10%
Personnel expenses	6,742	7,763	7,795	7,744	7,258	-6%	8%
Administrative expenses	3,815	3,931	4,275	4,402	3,415	-22%	-10%
Depreciation and impairment of assets	1,193	1,246	1,277	1,257	1,288	2%	8%
Other operating expenses	6,167	5,561	5,767	5,636	6,357	13%	3%
Operating Income	23,453	17,351	18,395	16,366	18,924	16%	-19%
Income from associates and joint ventures	29	11	19	-67	23	-134%	-21%
Result from net monetary position	-8,252	-5,591	-8,357	-12,016	-14,443	-	-
Net Income before income tax on cont. operations	15,230	11,771	10,057	4,283	4,504	5%	-70%
Income tax on continuing operations	5,626	3,525	3,979	696	2,317	233%	-59%
Net Income from continuing operations	9,604	8,246	6,078	3,587	2,187	-39%	-77%

Net Income for the period	9,604	8,246	6,078	3,587	2,187	-39%	-77%
Net Income of the period attributable to parent company	9,604	8,245	6,078	3,587	2,187	-39%	-77%
Net income of the period attributable to non-controlling interests	-	1	-	-	-	-	-

Other Comprehensive Income	-997	1,230	960	-134	588	-	-
Foreign currency translation differences in financial statements conversion	-10	105	65	-25	-97	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-987	1,125	895	-109	685	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,607	9,476	7,038	3,453	2,775	-20%	-68%
Total Comprehensive Income attributable to parent Company	8,607	9,476	7,038	3,453	2,775	-20%	-68%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

1Q21 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	1Q20	2Q20	3Q20	4Q20	1Q21
Profitability & performance
Net interest margin	25.2%	19.8%	17.1%	16.3%	17.4%
Net interest margin adjusted (exc. FX)	24.6%	19.1%	16.2%	15.4%	16.5%
Net fee income ratio	11.2%	12.3%	13.1%	13.9%	11.5%
Efficiency ratio	31.1%	36.3%	36.8%	38.8%	35.7%
Net fee income as % of A&G Expenses	36.0%	33.9%	35.6%	35.7%	32.2%
Return on average assets	5.6%	4.3%	2.8%	1.7%	1.1%
Return on average equity	23.4%	20.5%	14.7%	8.8%	5.4%
Liquidity
Loans as a percentage of total deposits	72.3%	56.0%	48.2%	52.7%	58.0%
Liquid assets as a percentage of total deposits	72.0%	84.0%	87.0%	90.0%	94.0%
Capital
Total equity as a percentage of total assets	23.5%	19.1%	18.3%	19.2%	22.2%
Regulatory capital as % of APR	32.0%	32.2%	34.8%	34.2%	37.7%
Asset Quality
Allowances over total loans	2.5%	2.5%	2.9%	3.5%	3.7%
Non-performing financing as a percentage of total financing	1.4%	1.5%	1.1%	0.8%	0.9%
Coverage ratio w/allowances	173.5%	210.7%	303.0%	479.3%	387.8%
Cost of Risk	1.6%	4.1%	3.0%	3.4%	0.0%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q20	2Q20	3Q20	4Q20	1Q21
Profitability & performance
Net interest margin	25.2%	22.3%	20.3%	19.2%	17.4%
Net interest margin adjusted (exc. FX)	24.6%	21.6%	19.5%	18.4%	16.5%
Net fee income ratio	11.2%	11.7%	12.2%	12.6%	11.5%
Efficiency ratio	31.1%	33.6%	34.7%	35.7%	35.7%
Net fee income as % of A&G Expenses	36.0%	34.9%	35.1%	35.3%	32.2%
Return on average assets	5.6%	4.9%	4.1%	3.5%	1.1%
Return on average equity	23.4%	21.9%	19.5%	16.8%	5.4%
Liquidity
Loans as a percentage of total deposits	72.3%	56.0%	48.2%	52.7%	58.0%
Liquid assets as a percentage of total deposits	72.0%	84.0%	87.0%	90.0%	94.0%
Capital
Total equity as a percentage of total assets	23.5%	19.1%	18.3%	19.2%	22.2%
Regulatory capital as % of APR	32.0%	32.2%	34.8%	34.2%	37.7%
Asset Quality
Allowances over total loans	2.5%	2.5%	2.9%	3.5%	3.7%
Non-performing financing as a percentage of total financing	1.4%	1.5%	1.1%	0.8%	0.9%
Coverage ratio w/allowances	173.5%	210.7%	303.0%	479.3%	387.8%
Cost of Risk	1.6%	2.8%	2.9%	3.0%	0.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 27, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer